UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2025

Brian John
Chief Executive Officer
OFF THE HOOK YS INC.
1701 Jel Wade Dr.
Wilmington, NC 28401

Re: OFF THE HOOK YS INC.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 28, 2025
File No. 333-288551

Dear Brian John:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 25, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary
Corporate Structure and Background, page 8

1. We note your response to prior comment 1 indicates the assumptions used in Scenario A assume an Initial Public Offering and the assumptions used in Scenario B assume the Company will continue to operate as it historically operated. We also note the assumptions used in the valuation as of December 6, 2024 appear to only reflect the assumptions under Scenario B. Please address the following:
   - Explain why the potential impact of an IPO does not appear to have been reflected in the assumptions used in the valuation as of December 6, 2024 since, as indicated in prior filings and in the December 6th Purchase Agreement, an IPO was contemplated when the stock purchase agreement was entered and the stock

purchase by Mr. John will not close until after the IPO.

- Provide us a timeline of Mr. John's involvement with the Company prior to the December 6, 2024 Stock Purchase Agreement and a timeline of the negotiations that resulted in his employment agreement dated May 9, 2025.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kristin Baldwin at 202-551-7172 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing